EXHIBIT 99.1

Galapagos to Present at Upcoming Investor Conferences

Mechelen, Belgium; February 24, 2025, 22:01 CET – Galapagos NV (Euronext & NASDAQ: GLPG), a global biotechnology company dedicated to transforming patient outcomes through life-changing science and innovation, today announced that its management will present at the following investor conferences in March:

TD Cowen 45th Annual Healthcare Conference
Date: Tuesday, March 4, 2025
Location: Boston, MA
Corporate Presentation: 1:50 - 2:20 PM ET / 7:50 - 8:20 PM CET
Live Webcast Link: Here

Barclays 27th Annual Global Healthcare Conference
Date: Wednesday, March 12, 2025
Location: Miami, FL
Corporate Presentation: 11:00 - 11:25 AM ET / 5:00 - 5:25 PM CET
Live Webcast Link: Here

A live webcast of the presentations can also be accessed on the Investors page of the Company’s website at www.glpg.com/investors. Replays of the webcasts will be available following the completion of the event and will be archived for up to 90 days.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements

This press release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.